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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              IVC INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    45070M101
                                 (CUSIP Number)

                                 Gary J. Knauer
                        American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                  July 21, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 45070M101


1) NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  American Claims Evaluation, Inc.
                  EIN #11-2601199

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                        INSTRUCTIONS) (a)___
                                      (b)___

3) SEC USE ONLY

4) SOURCE OF FUNDS
         WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6) CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF             7)                           SOLE VOTING POWER
SHARES                                                  272,086
BENEFICIALLY          8)                          SHARED VOTING POWER
OWNED BY                                                 None
EACH                  9)                        SOLE DISPOSITIVE POWER
REPORTING                                               272,086
PERSON WITH           10)                      SHARED DISPOSITIVE POWER
                                                         None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  272,086

1) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

2) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.03%

3) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO

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         American Claims Evaluation, Inc. ("American Claims") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 22, 1999, as amended by Amendment No. 1 filed with the SEC on February 9, 2000 and as further amended by Amendment No. 2 filed with the SEC on May 25, 2000 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of IVC Industries, Inc., a Delaware corporation (the "Company").

"Item 4. Purpose of Transaction.

         Item 4 of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  American Claims purchased the shares of Common Stock for investment and reserves the right to acquire additional shares of Common Stock or dispose of any or all of its shares of Common Stock.

"Item 5. Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  As of July 21, 2000, the aggregate number of the Company's shares of Common Stock beneficially owned by American Claims is 272,086, constituting approximately 13.03% of the shares of Common Stock outstanding, based upon the 2,088,092 shares of Common Stock reported by the Company to be issued and outstanding.

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  American Claims has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 272,086 shares of Common Stock.

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Other than as described below, there were no transactions in the Company's Common Stock effected by American Claims during the past sixty days. All of the transactions set forth below were effected in the open market:

Type of Transaction       No. of Shares        Trade Date       Price Per Share
-------------------       -------------        ----------       ---------------
Purchase                  1,100                05/30/00         $3.03125

Purchase                  5,000                06/29/00         $2.78125

Purchase                  100,000              07/21/00         $3.61

                                       3

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"Item 7. Materials to be filed as Exhibits.

         None.


Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2000                     AMERICAN CLAIMS EVALUATION, INC.



                                        By:      /s/ Gary J. Knauer
                                           ----------------------------------
                                                 Gary J. Knauer
                                                 Treasurer, Secretary and
                                                 Chief Financial Officer

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